Exhibit 99.37

March 4, 2025	News Release
OceanaGold Submits WNP Application for Fast-track Approval and
Reports Additional High-Grade Mineralization at Wharekirauponga
(VANCOUVER) OceanaGold Corporation (TSX: OGC; OTCQX: OCANF) (“OceanaGold” or the “Company”) announces results from five drillholes from the ongoing exploration and resource conversion program at Wharekirauponga, New Zealand.
The Company is also pleased to announce that on March 4, 2025, it lodged its application for the grant of Fast-track approvals for the Waihi North Project (“WNP”), which includes Wharekirauponga Underground (“WUG”), under New Zealand’s Fast-track Approvals Act 2024 (the “Act”). The Company expects WNP to be fully permitted (subject to any appeals) under the Act by the end of 2025.
Highlight drill intercepts include (estimated true width):
•6.3 m @ 8.7 g/t Au from 450.0 m, EG Vein (WKP135)
•1.7 m @ 24.6 g/t Au from 373.3 m, EG HWS Vein (WKP135)
•3.5 m @ 14.0 g/t Au from 457.0 m, EG Vein (WKP132A)
•5.7 m @ 5.3 g/t Au from 516.6 m, EG Vein (WKP136A)
•3.8 m @ 4.0 g/t Au from 567.8 m, EG Vein (WKP136)
Gerard Bond, President & CEO of OceanaGold, said “Today’s results continue to demonstrate the continuity and upside potential at Wharekirauponga beyond the 1.2 Moz of Reserves we declared with the PFS in December 2024. Continued growth of Wharekirauponga through drilling and exploring for further discoveries in the district in 2025 is one of the best investments we can make and we look forward to the potential to continue to grow the resource.
Additionally, the submission of our application for the Waihi North Project under the Fast-track Approvals Act is a significant milestone for us and is a testament to the years of hard work, preparation and studies that have gone into this submission. We are excited to now be one step closer to advancing this great project and look forward to unlocking the value of Wharekirauponga for all of our stakeholders.”

Drill Results Overview
Since the Company’s exploration news release dated November 14, 2024, a total of five drill holes have been completed which include four extensional drill holes, two from drill site 9 and two from site 8, each of which has intersected significant mineralization in the high-grade southern shoot of the East Graben (EG) vein zone (Table 1, Figures 1-3). Results demonstrate continuation of high-grade mineralization within the EG vein and numerous hanging wall (HW) veins to the south. In addition, a single hole was completed in the lower level of the northern shoot as part of geohydrological studies (Table 1, Figures 1-3) intersecting the EG vein and low-grade mineralization in WKPB01 (1.9 m @ 2.0 g/t Au).
Drilling continues to step out to the south and grow the high-grade southern shoot of the EG vein zone and highlights ongoing potential with a further 600 metres of strike available to be tested from drill site 9. Holes WKP132A (3.5 m @ 14.0 g/t Au) and WKP135 (6.3 m @ 8.7 g/t Au) demonstrate excellent grade and width in the unconstrained up-dip and strike dimensions of the southern shoot. Hole WKP135, drilled from drill site 9, is the southernmost hole drilled across the EG vein to date and demonstrates continuity in grade. Hole WKP137, slightly higher in elevation, further supports this result intersecting 4.1 metres (true width) on the EG vein with analyses pending (Figure 2).
Hole WKP135 also showed a high-grade intersection of 24.6 g/t over 1.7 metres (true width) across the EG HWS (Hanging-Wall Splay), similarly extending mineralization in the hanging wall. A neighbouring hole drilled in late 2024, WKP134A, also intersected high-grade mineralization on this structure with 16.0 g/t over 2.3 metres (true width). Opportunity remains for up-plunge, down-plunge, and along-strike extensions on this and other attendant hanging and footwall veins.
Drill holes WKP136 (3.8 m @ 4.0 g/t Au) and WKP136A (5.7 m @ 5.3 g/t Au) have improved the confidence in mineralization at the lower level of the southern high-grade shoot with both holes displaying continuity in geology and mineralization. These holes will also contribute to the growth of the resource in a future model update.
Results can be viewed in 3D using VRIFY at the following link:
https://vrify.com/meetings/recordings/2379d4c3-4a93-440f-91fe-283ee8ca1c1d
VRIFY note: Drill results reflect those set forth in OceanaGold’s press release dated March 4, 2025. For further information, please refer to the press release.

Figure 1: Wharekirauponga Plan View of Geology, Drill Traces and Distribution of 3 Main Vein Zones

N
T-Stream vein
Rhyolite Flow
EG Vein Zone
5868500
Western veins
Drill Site 5
Drill Site 8
Rhyolite volcaniclastics
5868000
Post mineral Andesite and colluvial cover
WKP136
WKP137
WKP135
Drill Site 9
Andesite Flow
Long Section
1850000
NZTM grid
Legend
EG Vein at 0m RL
PW1 Vein at 0m RL
HWS Vein at 0m RL
Subsidary WKP Veins at 0m RL
Drillhole included in this update
All other OGL Drillholes
Pre-OGL Drillholes
OGL Drill Collar
Pre OGL Drill Collar
Stream/ River
20m Contour

Figure 2: Long Section of the EG Vein Drill Intersections (new holes in blue font)
Figure 3: Inset Long Section of the EG Vein Drill Intersections (new holes in blue font)
2025 Exploration Program
Exploration drilling for the 2025 drill program will target resource growth from drill sites 1, 8 and 9, testing beyond the current southern extent of drilling, and up-dip of both current and future extension holes in the south. The EG vein zone remains the primary, near-term target for drilling with 8,600 metres planned in 2025, targeting resource conversion and growth.

About Wharekirauponga, the Waihi North Project and the Fast-track Approvals Act
The Wharekirauponga vein system is located approximately 10 kilometres to the north of the Company’s Waihi Gold Mine (Figure 4). Resource conversion drilling at Wharekirauponga during 2024 has increased the Indicated Resource to 2.4 million tonnes grading 17.9 g/t Au for 1.4 million ounces of gold and 1.9 million tonnes grading 9.8 g/t Au for 0.6 million ounces of gold in the Inferred Resource category.
Wharekirauponga is part of WNP, which has the potential to create significant socio-economic contributions for the communities in the Coromandel region and for New Zealand. This includes significant in-country investments and a substantial increase to direct and indirect employment opportunities. OceanaGold operates to the highest environmental and social standards which has enabled it to run a successful and responsible mining business in New Zealand for over three decades.
The lodging of its substantive application for Fast-track approvals is consistent with the Company’s targeted timeline for the grant of approvals by December 2025 and the commencement of decline and underground development work for the proposed WUG mine in 2026. In 2025, $40-45 million of early works not requiring Fast-track approvals are also planned. The Act was passed by the New Zealand Government in December 2024 and looks to accelerate the development of major projects with significant regional or national benefits. Applications for Fast-track approvals opened in February 2025. For more information on the Act, please see the Government of New Zealand’s website at https://environment.govt.nz/acts-and-regulations/acts/fast-track-approvals/.
Figure 4: Location Map showing Waihi Gold Mine and Wharekirauponga Deposit

Table 1: Wharekirauponga drill intersections subsequent to the November 14, 2024 results update.

Drill Hole ID	From (m)	To (m)	True width (m)	Au (g/t)	Ag (g/t)	Vein
WKP132A	457.0	461.3	3.5	14.0	8.1	EG
WKP135	373.3	375.4	1.7	24.6	18.9	EG HWS
WKP135	450.0	457.0	6.3	8.7	11.2	EG
WKP136	567.8	573.7	3.8	4.0	9.6	EG
WKP136A	516.6	524.0	5.7	5.3	7.0	EG
WKPB01	328.6	333.0	1.9	2.0	14.3	EG
For further information relating to drill hole data for Wharekirauponga, please refer to the Company's website at https://investors.oceanagold.com/additional-drillhole-data.
For further information please contact:
Investor Relations:
Rebecca Henare, Vice President Investor Relations
Tel: 1 (604) 678-4095
ir@oceanagold.com
Media Relations:
Louise Burgess, Director, Communications
Tel: 1 (604) 403-2019
info@oceanagold.com
www.oceanagold.com

About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the Haile Gold Mine in the United States of America; Didipio Mine in the Philippines; and the Macraes and Waihi operations in New Zealand.
Quality Assurance and Quality Control (QA/QC) at Wharekirauponga, Waihi Gold Mine
All exploration samples are assayed for gold by 30g fire assay with AAS finish. Since mid-2022, drill core sample intervals where visible electrum is logged are followed up by a subsequent screen fire assay after the routine 30g fire assay. Holes WKP40-45 had core samples shipped for sample preparation to the independent SGS laboratory in Westport (New Zealand). Prepared pulps were then shipped to independent Australian Laboratory Services Pty Ltd (ALS) in Brisbane, accredited to ISO/NATA 17025 for gold analysis by fire assay and 4-acid digest, and 42 element ICP geochemical analysis. Holes drilled after WKP45 (i.e., WKP46 to WKP136) were prepared and analyzed at SGS Waihi NZ Ltd (Au by 30g fire assay and Ag by aqua regia digest and 0.3gm AAS finish). Selected pulps are periodically sent to ALS in Brisbane for a 4-acid digestion and 42 or 48 element ICP geochemical analysis.
Quality of exploration assay results has been monitored in the following areas:
•Sample preparation at the SGS Waihi and Westport labs through sieving of jaw crush and pulp products;
•Monitoring of assay precision through routine generation of duplicate samples from a second split of the jaw crush and calculation of the fundamental error; and
•Monitoring of accuracy of the primary SGS assay and ALS results through insertion Certified Reference Materials (“CRMs”) and blanks into sample batches.
Blank, duplicate and CRM results are reviewed prior to uploading results in the AcQuire database and again on a weekly basis. The protocol at Waihi requires CRMs to be reported to within 2 standard deviations of the certified value. The criterion for preparation duplicates is that they have a relative difference (R-R1/mean RR1) of no greater than 10%. Blanks should not exceed more than 4 times the lower detection value of the assay method. Failure in any of these thresholds triggers an investigation and, if appropriate, re-assay. Drill core is stored within secure facilities on site to which access is controlled. Site employees transport samples to the analytical laboratory which is also a secured facility. The SGS Waihi NZ Ltd laboratory is an independent commercial geochemistry and energy assay laboratory with ISO 17025: 2017 accreditation, audited by an external consultant in 2020, and is inspected on a quarterly basis by OceanaGold geologists. No sampling risks have been recorded during these visits.

Qualified Person Statement
The scientific and technical information relating to Waihi exploration results in this press release has been reviewed and approved by Mr. Leroy Crawford-Flett, a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects and an employee of OceanaGold.
Technical Report
For further information, please refer to the technical report entitled “NI 43-101 Technical Report - Waihi District Study Pre-feasibility Study, New Zealand” dated December 11, 2024 with an effective date of June 30, 2024, prepared by D. Townsend, L Crawford-Flett, K. Hollis, E Leslie, and T. Maton, (OceanaGold) available on the SEDAR+ website at www.sedarplus.com under the Company's name and the Company’s news release entitled “OceanaGold Reports Mineral Reserves and Resources for the Year Ended 2024” dated February 19, 2025.

Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to the expected permitting and construction timeline for WNP, potential Mineral Reserves and Mineral Resources growth, the realization of Mineral Reserve and Mineral Resource estimates, costs and timing of future exploration and drilling programs and the potential of WNP to create significant socio-economic contributions for the surrounding communities in New Zealand. Forward-looking statements and information relate to future performance and reflect the Company's expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements. They include, among others, the accuracy of Mineral Reserves and Mineral Resources estimates and related assumptions, inherent operating risks and those risk factors identified in the Company's most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company's name. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release are based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as required by applicable securities laws.